Exhibit 99.1

Medigus: Eventer Signs Commercial Licensing Agreement with Screenz, A

Virtual Event and Entertainment Technology Company

Leading media corporations such as Fox, ABC, Disney, Univision, Viacom and Jio by Reliance Industries Limited, a Fortune 500 company have already used Screenz’ technology platform

OMER, Israel, November 30, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that Eventer Technologies Ltd., Medigus’ subsidiary (50.1%), signed a commercial licensing agreement with the virtual entertainment and event technology company, Screenz Cross Media Ltd.

Eventer developed and operates a unique online and offline event managing platform. Screenz is a virtual entertainment and event technology company, which its technology had already been used by Jio by Reliance Industries Limited, a Fortune 500 company and the largest private sector corporation in India, Fox, ABC, Disney, Univision, Viacom and more.

Based in part on Eventer’s technologies, Screenz developed Screenz Live, an interactive marketplace for broadcasting and production of live and VOD video events and content. Screenz Live enables enterprises, artists and content creators to produce, promote and sell tickets to public and private events and content.

As part of the agreement, both companies will have access, and will be allowed to use, each other’s systems and platforms. Eventer’s users will gain access to the Screenz Live online platform and its events, as well as be able to buy tickets to watch events and content as part of Eventer’s offered online services. Screenz will use Eventer’s ticketing platform for selling tickets for the events and content which will be broadcast on the Screenz Live online platform, or any other online broadcast platforms.

The agreement between Eventer and Screenz includes three different commercial models. The first is Screenz as a producer, either by itself or with third parties, in which Screenz will produce the content and engage directly with the artists or performers. The second model is the production of external events, virtual conferences and content, in which Screenz and Eventer will engage with producers or content providers for the purpose of promoting, selling tickets and broadcasting events and media through Eventer’s and Screenz Live’s platforms. In some instances, the companies will consider distribution services for these events. The third model is a business-to-business (B2B) model in which Screenz Live’s platform will be used to broadcast outside businesses’ events. Screenz will engage directly with the organizations and will broadcast the event on Eventer’s systems that will generate access to, or participate in the event, without selling tickets.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the agreement between Eventer and Screenz and the anticipated use and benefit to both parties and their prospective users. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any regulatory approval, production or actual sales of Polyrizon’s products for use in connection with the COVID-19 pandemic [nor the consummation of the additional investment by Medigus in Polyrizon. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com